UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Ascent Capital Group, Inc.
(Name of Issuer)

Series A Common Stock, $.01 par value
(Title of Class of Securities)

043632108
(CUSIP Number)

Ahmet H. Okumus c/o Okumus Fund Management Ltd. 767 Third Avenue, 35th Floor New York, NY 10017 Telephone Number: 212-201-2640
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 9, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

CUSIP No.	043632108

1.	NAME OF REPORTING PERSONS
Okumus Fund Management Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,027,394

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,027,394

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,027,394

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	043632108

1.	NAME OF REPORTING PERSONS

Okumus Opportunistic Value Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,027,394

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,027,394

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,027,394

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	043632108

1.	NAME OF REPORTING PERSONS

Ahmet H. Okumus

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Turkey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,027,394

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,027,394

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,027,394

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	043632108

Item 1.	Security and Issuer.

The name of the issuer is Ascent Capital Group, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 5251 DTC Parkway, Suite 1000, Greenwood Village, Colorado 80111. This is Amendment No. 3 to Schedule 13D relates to the Issuer's Series A Common Stock, $.01 par value (the "Shares").

Item 2.	Identity and Background.

(a), (f)	The persons filing this statement are: (i) Okumus Fund Management Ltd., a Cayman Islands exempted company (“Okumus Fund Management”); (ii) Okumus Opportunistic Value Fund, Ltd., a company established under the laws of the British Virgin Islands (the “Opportunistic Value Fund”); and (iii) Ahmet H. Okumus, a citizen of the Republic of Turkey (“Mr. Okumus”, and collectively with Okumus Fund Management and the Opportunistic Value Fund, the “Reporting Persons”).

(b)	The principal business address for Okumus Fund Management and Mr. Okumus is 767 Third Avenue, 35th Floor, New York, NY 10017. The principal business address of the Opportunistic Value Fund is Craigmuir Chambers, P.O. Box 71, Road Town, Tortola VG 1110.

(c)	Mr. Okumus is the President of Okumus Fund Management, an investment adviser that serves as investment manager of the Opportunistic Value Fund. Mr. Okumus is also a Director of the Opportunistic Value Fund, which is a pooled investment vehicle.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares beneficially owned by the Reporting Persons came from working capital of the Opportunistic Value Fund, which is the direct owner of the Shares.  The net investment costs (including commissions, if any) of the Shares beneficially owned by the Reporting Persons is approximately $40,459,970.  No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Shares beneficially owned by the Reporting Persons were acquired for investment in the ordinary course of the Reporting Persons' investment activities because they believe the Shares represent an attractive investment opportunity.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D. However, subject to market conditions and in compliance with applicable securities laws, the Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own in open-market transactions or privately negotiated transactions. The Reporting Persons may also communicate with the Issuer’s management, the Board and other holders of Shares from time to time.

Item 5.	Interest in Securities of the Issuer.

(a) - (d)

As of the date hereof, Okumus Fund Management may be deemed to be the beneficial owner of 1,027,394 Shares, constituting 8.6% of the Shares, based upon 11,973,630 Shares outstanding as of the date hereof. Okumus Fund Management has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 1,027,394 Shares. Okumus Fund Management has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 1,027,394 Shares.

As of the date hereof, the Opportunistic Value Fund may be deemed to be the beneficial owner of 1,027,394 Shares, constituting 8.6% of the Shares, based upon 11,973,630 Shares outstanding as of the date hereof. The Opportunistic Value Fund has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 1,027,394 Shares. The Opportunistic Value Fund has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 1,027,394 Shares.

By virtue of Mr. Okumus’ position as the President of Okumus Fund Management, as of the date hereof, Mr. Okumus may be deemed to be the beneficial owner of 1,027,394 Shares, constituting 8.6% of the Shares, based upon 11,973,630 Shares outstanding as of the date hereof. Mr. Okumus has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 1,027,394 Shares. Mr. Okumus has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 1,027,394 Shares.

The transactions in the Shares by the Reporting Persons during the past sixty days are set forth in Exhibit B. Each reported transaction was an open market transaction.

	(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in the Shares

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 16, 2017
(Date)

Okumus Fund Management Ltd.*

By: /s/ Ahmet H. Okumus
Name: Ahmet H. Okumus Title: President
Okumus Opportunistic Value Fund, Ltd.

By: /s/ Ahmet H. Okumus
Name: Ahmet H. Okumus Title: Director
Ahmet H. Okumus *

/s/ Ahmet H. Okumus

* Each of Okumus Fund Management Ltd. and Ahmet H. Okumus disclaim beneficial ownership of the reported securities except to the extent of their respective pecuniary interests therein, and this report shall not be deemed an admission that such Reporting Persons are the beneficial owners of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Amendment No. 3 to Schedule 13D, dated October 16, 2017, relating to the Series A Common Stock, $.01 par value, of Ascent Capital Group, Inc. shall be filed on behalf of the undersigned.

October 16, 2017
(Date)

Okumus Fund Management Ltd.

By: /s/ Ahmet H. Okumus
Name: Ahmet H. Okumus Title: President
Okumus Opportunistic Value Fund, Ltd.

By: /s/ Ahmet H. Okumus
Name: Ahmet H. Okumus Title: Director
Ahmet H. Okumus

/s/ Ahmet H. Okumus

Exhibit B

Schedule of Transactions in the Shares

Trade Date	Purchase/Sale	Quantity	Price
08/10/17	Sale	26,990	$13.2425
10/09/17	Sale	100,000	$14.00
10/10/17	Sale	2,000	$13.98